INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

December 30, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust–File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Advisory Research International Small-Cap Value Fund.

Ladies and Gentlemen:

This letter is in response to the comments received from the Securities and Exchange Commission (the “Commission”) by telephone on December 9, 2013 on the Registrant’s registration statement filed on Form N-1A with respect to the Advisory Research International Small-Cap Value Fund (the “Fund”), a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment No. 427 to registration statement on Form N-1A (the “Amendment”) filed concurrently with this correspondence.

GENERAL

1.         On EDGAR, identify the class designation of the Fund’s initial class.

Response: EDGAR has been updated to reflect the correct class designation, Investor Class, of the initial class of the Fund.

PROSPECTUS

Summary Section

Fees and Expenses of the Fund (page 1)

2.          In the Fees and Expenses table, footnote 1 indicates that “other expenses” have been estimated for the current fiscal year and actual expenses may differ from estimates. Please confirm in your response letter why other expenses are being estimated given that this an existing fund.

Response:  Although this is an existing Fund, creating and adding a new class will incur additional fees and expenses and those fees and expenses are estimated with the addition of the new share class.

3.          Footnote 2 to the Fees and Expenses table states that the Advisor’s contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect “until ___, 20__.” Please confirm to us that this date will be no less than one year from the effective date of the Fund’s registration statement.  See Instruction 3(e) to Item 3 of Form N-1A.  Also, please file the contractual agreement as an exhibit to the registration statement

Response:  The Registrant confirms that the term of the expense limit agreement is at least one year from the effective date. The Registrant has included a copy of the Operating Expense Limitation Agreement as an Exhibit to the Amendment.

Principal Investment Strategies (pages 2 & 7)

4.          In the first paragraph of the Principal Investment Strategies it states, “As of December 31, 2012, the market capitalizations of companies included in the MSCI EAFE Small Cap Index were between $47 million and $5.4 billion.” Please explain in your response letter why $5.4 billion is an appropriate upper limit for defining a ‘small-cap’ company.

Response:  The MSCI EAFE Small Cap Index is a widely recognized and common benchmark used by other international small cap funds as their benchmark index.  The Registrant believes that the Fund’s investment in companies within the market capitalization range of the MSCI EAFE Small Cap index, at the time of purchase, is an appropriate measure of foreign small cap companies.  The December 12, 2012 market capitalization range of $47 million and $5.4 billion was provided simply as an indication of the market cap range.

5.          In the second paragraph of the Principal Investment Strategies it states, “From time to time, the Fund may have a significant portion of its assets invested in the securities of companies in one or a few countries or regions.” Investment companies using the term “international” in their name are expected to invest their assets in investments that are tied economically to a number of different countries throughout the world so please clarify in your response letter how this language is consistent with the Fund’s name. (see Investment Company Act Release No. IC 24828 Note 42)

Response:   The Registrant has revised the disclosure to state that the Fund may have a significant portion of its assets invested in the securities of companies of a few countries or regions. The Registrant confirms that the Fund had investments in various countries since its inception.

6.          Please confirm in your response letter whether ETFs will be purchased in order to meet the 80% equity securities in small-cap companies fund name rule? If so, please disclose that substantially all of the assets of the ETFs will also be in small-cap companies as well.

Response:   The Registrant has received confirmation from the Fund’s advisor that ETFs will not be used as part of its principal investment strategies. Thus, any previous references to ETFs in the principal investment strategy sections have been deleted.

7.          Under Principal Risks of Investing, please add an additional disclosure to the ETF Risk disclosure that explains the layering of expenses that a shareholder of the Fund indirectly bears when the Fund’s assets are invested in ETFs.

Response:   The Registrant has revised the disclosure as follows:

“The Fund’s assets invested in ETFs and other mutual funds incur layering of expenses, including operating costs and advisory fees that you indirectly bear as a shareholder in the Fund.”

Performance (pages 3-4)

8.          Please disclose the language in Item 4(b)(2)(i) and Instruction 3(b) to Item 4 of Form N-1A for the bar chart and table provided under the Performance section. In addition, please disclose under the Performance section the name of the class of shares representing the Fund’s past performance in the bar and table charts provided. In addition,

Response:   The Registrant has revised the first paragraph under the Performance section to read as follows:

“The bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year for Investor Class shares and by showing how the average annual total returns of the Fund’s Investor Class compare with the average annual total returns of a broad-based market index. Class I shares would have substantially similar annual returns because the shares are invested in the same portfolio of securities, and the annual returns would differ only to the extent that the Classes do not have the same expenses. Updated performance information is available at the Fund’s website, www.ARIFunds.com, or by calling the Fund at 1-888-665-1414. The Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future.”

The Registrant has also labeled the Calendar-Year Total Returns bar chart and Average Annual Total Returns table as ‘Investor Class’ to identify and distinguish the share class used for the Fund’s past performance.

9.         Please provide the date of the Fund’s inception under the “Portfolio Managers” section on page 4 of the Summary Prospectus.

Response:   The Registrant has made the requested disclosure.

10.        Under the Tax Information section on page 5 of the Prospectus, remove the last sentence of the paragraph states “[t]he Fund will report items of income, return of capital and gain or loss to you through Form 1099.”  Item 7 of Form N-1A does not require this disclosure.

Response: The Registrant has deleted this sentence.

Management of the Fund (pages 8-11)

11.        In your response letter, please explain why under the Investment Advisor section the annual advisory fee has been left blank since this is an existing Fund?

Response: The Advisory fee has been added.

12.        Under the Portfolio Managers section on page 9 of the Prospectus, please disclose in the first paragraph that the portfolio managers are jointly and primarily responsible for the day-to-day portfolio management of the Fund.

Response: The Registrant has made the aforementioned disclosure.

13.        Under the Fund Expenses section on page 10 of the Prospectus, please update the effective date of the Advisor’s contractual agreement to waive its fees and/or pay for operating expenses of the Fund so that it will be no less than one year from the effective date of the Fund’s registration statement.

Response: The Registrant has updated the effective date of the agreement which now reads as follows:

“This agreement is in effect until February 28, 2015…”

14.        In your response letter, please confirm whether there are any other registered investment companies with same investment objective and strategies as the Fund included in the prior performance composite.

Response: Based on representations by the Fund’s investment advisor, the Registrant confirms that the prior performance composite is not comprised of any registered investment companies with the same investment objective as the Fund.

15.        In your response letter, please confirm that the composite returns are net of ‘all’ fees. Also, please state whether the fees are lower than the Fund’s estimated fees.

Response: The Registrant has received confirmation from the Fund’s advisor that the net returns reflect the net of all fees of the accounts that comprise the composite. The Registrant has also revised the first sentence of the last paragraph under the Prior Performance for Similar Accounts Managed by the Advisor section to read as follows:

“The composite returns are net of all fee and expenses and reflect the reinvestment of all income.”

Your Account with the Fund (page 11)

16.        Under the Share Price section, please disclose how the Fund will value its portfolio.

Response: The Registrant has added the following two sentences to the beginning of the second paragraph of the disclosure explaining how the Fund will value its portfolio of securities:

“The Fund’s securities generally are valued at market price.  Securities are valued at fair value when market quotations are not readily available.”

17.        The first sentence states that if shares are purchased through an approved financial intermediary, shares must be redeemed through the same financial intermediary.  Please disclose how a shareholder may redeem shares if the financial intermediary through which it purchased shares is no longer in operation.

Response:  The Registrant has included a statement that “In the event your approved financial intermediary is no longer available or in operation, you may place your redemption order directly with the Fund as described below.”

Financial Highlights (Page 21)

18.        Please disclose in the paragraph under the Financial Highlights section that the information reflects the financial results for a different share class.

Response: The Registrant has revised this paragraph as follows:

“The following table is intended to help you understand the Fund’s financial performance. The information reflects financial results for the existing class shares of the Fund which commenced operations March 31, 2010, and were designated as Investor Class shares effective January 1, 2014.  The total return figures represent the percentage that an investor in the Fund would have earned (or lost) on an investment in the Fund’s Investor Class (assuming reinvestment of all dividends and distributions). The financial information for the period shown has been audited by Tait, Weller & Baker LLP, an independent registered public accounting firm, whose report, along with the Fund’s financial statements, is included in the Fund’s annual report, which is available upon request (see back cover).”

STATEMENT OF ADDITIONAL INFORMATION

Cover page

19.           Please delete the reference to the existing “Advisory Research International Small Cap Value Fund” and the corresponding ticker symbol if this SAI is intended to only be for the new Class I shares.

Response: The Registrant has deleted the reference and ticker symbol of the existing share class of the Fund.

Management of the Fund

20.        Pursuant to Item 17(b)(2)(iii) of Form N-1A, please disclose on page 28 of the SAI the number of times the Derivatives Committee met in the last fiscal year.

Response: The Registrant has added the requested disclosure to read as follows:

“The Derivatives Committee meets as needed and met four times during the fiscal year ended October 31, 2013.  The Fund did not invest in derivatives during the fiscal year ended October 31, 2013.”

Control Persons, Principal Shareholders, and Management Ownership- (page 30)

21.        Pursuant to Item 18(b) of Form N-1A, please disclose whether the shareholders listed own of record or beneficially or both, 5% or more of the Fund’s outstanding equity securities.

Response: The Registrant has revised the aforementioned disclosure as follows:

“To the best knowledge of the Trust, shareholders of record owning 5% or more of the outstanding shares of the Fund as of December 1, 2013, are set forth below.”

22.        Please update the Ownership of the Fund by Portfolio Managers section.

Response: The Registrant has made the appropriate updates.

Distribution Services (page 36)

23.        Pursuant to Item 25(a)(3) of Form N-1A, please disclose the aggregate dollar amount of underwriting commissions and the amount retained by the principal underwriter for each of the Fund’s last three fiscal years.

Response: The Fund is a no-load Fund (i.e., it does not charge any sales commissions). Therefore, the Registrant believes Item 25(a)(3) is not applicable.

Proxy Voting Policy (Page 40)

24.           The disclosure refers to two sets of proxy voting policies that the Fund will use to determine how to vote proxies relating to portfolio securities:  the Trust “Policies” and the “Advisor’s Proxy Policies.”  Only the “Advisor’s Proxy Policies” are attached as Appendix B.  Please also attach the Trust “Policies” as part of Appendix B.  Also, please revise this disclosure to state that it includes the Trust Policies as well.

Response:  The Registrant has included the Trust’s proxy voting policy and procedures as part of Appendix B to the SAI. The Registrant has also revised the disclosure to state “See Appendix B for the Trust Policies and Advisor’s Proxy Policies.”

Portfolio Holdings Information (Page 41)

25.           The second sentence on page 41 states that Fund management may make publicly available its portfolio holdings by making such information available to any person who calls the Fund’s toll-free number no earlier than five days after the date of such information.  The next sentence states that once available in this manner, such portfolio holdings information will be deemed to be public.  Please explain why it is appropriate to disclose portfolio holdings information in this manner and to then deem such information public.

Response:  The Registrant has revised the disclosure to state that “Management of the Fund may make publicly available its portfolio holdings on the Fund’s public website no earlier than five days after the date of such information (e.g., information as of January 31 may be made available no earlier than February 5).”

Financial Statements (Page 55)

26.        Pursuant to Item 14(a)(3)(iii) of Form N-1A, please disclose on the cover page of the SAI whether and from where information is incorporated by reference into the SAI.

Response: The Registrant has included the following disclosure on the cover page of the SAI: “The Annual Report for the Fund for the fiscal year ended October 31, 2013, is a separate document supplied upon request and the financial statements, accompanying notes and report of the independent registered public accounting firm appearing therein are incorporated by reference into this SAI. To obtain a free copy of the above-referenced Annual Reports, please call 1-888-665-1414 or visit www.ARIFunds.com.”

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission Staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please contact Rita Dam (626.914.1041) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/Rita Dam
Treasurer